

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 14, 2020

Samuel D. Bush
Chief Financial Officer
Saga Communications, Inc.
73 Kercheval Avenue
Grosse Pointe Farms, Michigan 48236

   Re: Saga Communications, Inc.
    Form 10-K for Fiscal Year Ended December 31, 2019
    Response dated July 22, 2020
    File No. 001-11588

Dear Mr. Bush:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Sincerely,

         Division of Corporation Finance
         Office of Technology